[YAHOO LETTERHEAD]

January 24, 2013

BY EDGAR

Mr. Patrick Gilmore, Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Yahoo! Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 8, 2012

Form 8-K

Filed November 30, 2012

File No. 000-28018

Dear Mr. Gilmore:

Yahoo! Inc. (the “Company”) has received the Staff’s comment letter dated December 27, 2012, concerning the above referenced Forms 10-Q and 8-K. The comment letter asks us to provide our written responses within 10 business days or to tell the Staff when we will provide our responses. Through a telephone call on January 10, 2013 between Robert Plesnarski of O’Melveny & Myers LLP and Staff Accountant Joyce Sweeney, the Company requested and received an extension of time to devote the appropriate amount of time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the comment letter by no later than January 28, 2013.

The Company hereby represents that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert Plesnarski at (202) 383-5149 with any questions or comments regarding this letter.

Respectfully submitted, Yahoo! Inc.

/s/ Aman S. Kothari
By:	Aman S. Kothari
Title:	SVP, Global Controller and
Chief Accounting Officer

cc:	Joyce Sweeney, Staff Accountant

Stephanie Splane, SVP Corporate Legal Affairs and Deputy General Counsel

Robert Plesnarski, Esq., O’Melveny & Myers LLP